Exhibit (c)(20)

Goldman Sachs

Potential Ignite Best & Final Proposal

Draft – For Discussion

INVESTMENT BANKING DIVISION

Private & Confidential

- Nova is pleased to present its best-and-final proposal to acquire the outstanding shares that are not owned by controlling shareholders of Nova
  - **Nova's best-and-final proposal is $[--.--] per share**
- Represents an attractive proposal for Ignite shareholders for the following reasons:
  - **Significant premium to undisturbed share price prior to Nova's public offer in November**
    - Represents almost ~[--]% premium to the 30-day volume-weighted average price per share of $36.91 prior to Nova's public offer on November 9, 2018
  - **Premium to the average share prices since Nova's public proposal**
    - Higher than the volume-weighted average price per share since Nova's public proposal ($43.14) as well as the 30-day VWAP ($43.57), 60-day VWAP ($43.63), and 90-day VWAP ($43.35) since March 4, 2019
  - **Significant increase from Nova's original proposed price of $42**
    - Nova has increased its proposed offer price twice, increasing ~5% from the original proposal of $42
  - **Nova is increasing its proposed price despite continued weak operating results at Ignite**
    - In addition to the other long term risks Nova has highlighted in the business, Ignite's recent operating results have continued to decline
    - Based on the preliminary first quarter FY2019 results, Ignite's first quarter **revenues missed budget by 2%, adjusted EBITDA missed by 4%, and earnings per share missed by 6%**
    - Moreover, the full year FY2019 plan was revised down in nearly all aspects, including **revenues (revised down 1%), EBITDA (revised down 3%), and earnings per share (revised down 5%)**
  - **Protects downside risk for Ignite shareholders**
    - Given the all-cash consideration offered by Nova, Ignite shareholders are protected from significant downside risk presented by the Ignite standalone plan
    - We note that Ignite's revised FY2019 estimates are now approximately in-line with the midpoint of its public guidance, rather than above the top end of its guidance, presenting the risk that guidance would need to be revised down again after its next quarterly earnings call
  - **Nova prepared to move expeditiously**
    - Given this process has already lasted 4 months and given the likely negative market reaction to the poor Q1 results, Nova believes it is in the best interest of all parties to work toward a conclusion here, one way or the other
    - Nova would propose working towards announcing a definitive agreement in conjunction with Ignite's next quarterly earnings call, which, based on prior years, we expect to occur in the first week of April.

Source: Bloomberg as of March 5, 2019. Volume-weighted average prices calculated per Bloomberg methodology and based on calendar days.

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